PO Box 43131 Providence, RI 02940-3131

Filed by Nuveen Preferred & Income Opportunities Fund

(Commission File No. 333-271820)

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Preferred & Income Securities

Fund (Commission File No. 811-21137)

RESPONSE NEEDED

Re: Your investment in Nuveen Funds

Dear Valued Shareholder:

We have been trying to contact you regarding an important proposal pertaining to your investment in a Nuveen Fund.

Please call us toll-free at

1- 888-670-4738

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You WILL NOT be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

●	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET

●	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.